UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2018

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter Results,” dated May 8, 2018.

Exhibit

1.	Press Release dated May 8, 2018

Textainer Group Holdings Limited

Reports First-Quarter Results

HAMILTON, Bermuda – (BUSINESS WIRE) – May 8, 2018 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, reported first-quarter 2018 results.

Financial and Business Summaries

•	Lease rental income of $120.2 million for the quarter, an increase of $3.9 million, or 3 percent, from the prior quarter;
•

Net income attributable to Textainer Group Holdings Limited common shareholders of $18.7 million for the quarter, or $0.33 per diluted common share, an increase of $1.5 million, or 9 percent, from the prior quarter;

•	Adjusted net income(1) of $17.0 million for the quarter, or $0.30 per diluted common share, an increase of $2.2 million, or 15 percent, from the prior quarter;
•	Adjusted EBITDA(1) of $105.3 million for the quarter, an improvement of $4.6 million, or 5 percent, from the prior quarter;
•	Utilization averaged 97.8 percent for the quarter and is currently at 97.8 percent, an improvement of 40 basis point over the prior quarter average;
•	Closed a $300 million, seven-year fixed rate term loan, increasing our ratio of fixed rate debt to 74% of total debt outstanding; and
•	New containers totaling $428 million either ordered or received year-to-date.

"We are pleased to report a fifth consecutive quarter of revenue growth. Adjusted net income increased $2.2 million, or 15 percent, from the previous quarter. Our performance continues to benefit from our steady investment in new containers and the favorable market conditions,” stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited.

“Although the first quarter is traditionally our industry’s weakest quarter, fundamentals remained strong. New container prices and lease yields are stable at attractive levels. Utilization is high and turn-ins of on-lease containers have been lower than expected during this time of the year. The quantity of used containers being sold is low due to the limited available sales inventory caused by high utilization, and used container prices remained high.

“To take advantage of these attractive market conditions, we are continuing our planned investment in new containers.  We have ordered or taken delivery of $428 million of new containers this year.   The majority of these containers are already on lease or committed to be picked up by the end of June.  The average rental rate for these new containers is significantly above the average rental rate of our existing fleet,” continued Mr. Brewer. “We are heading into the traditional peak season with great momentum and are well positioned to accommodate the growth and needs of our customers.”

Key Financial Information (in thousands except for per share and TEU amounts):

	Q1 2018	Q4 2017	Q1 2017
Lease rental income	$120,222	$116,297	$107,617
Total revenues	$133,238	$129,316	$116,687
Income from operations	$48,656	$45,310	$20,039
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$18,718	$17,211	$(6,974)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.33	$0.30	$(0.12)
Adjusted net income (loss) (1)	$17,008	$14,792	$(9,067)
Adjusted net income (loss) per diluted common share (1)	$0.30	$0.26	$(0.16)
Adjusted EBITDA (1)	$105,253	$100,613	$82,112
Average fleet utilization	97.8%	97.4%	95.0%
Total fleet size at end of period (TEU)	3,329,110	3,279,892	3,054,198
Owned percentage of total fleet at end of period	80.0%	78.8%	81.3%

(1)

“Adjusted net income (loss)” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in section “Reconciliation of GAAP financial measures to non-GAAP financial measures” below. “Adjusted net income (loss)” is defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before charges to write-off of unamortized deferred debt issuance costs and bond discounts, unrealized gains on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense (benefit) and net income (loss) attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net income (loss) attributable to Textainer Group

Holdings Limited common shareholders before interest income and expense, the write-off of unamortized deferred debt issuance costs and bond discounts, realized (gains) losses on interest rate swaps, collars and caps, net, unrealized gains on interest rate swaps, collars and caps, net, income tax expense (benefit), net income (loss) attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI. Section “Reconciliation of GAAP financial measures to non-GAAP financial measures” provides certain qualifications and limitations on the use of Non-GAAP Measures.

First-Quarter Results

Lease rental income increased $12.6 million and $3.9 million, compared to the first and fourth quarter of 2017, respectively, primarily due to higher utilization and increases in the average rental rates and the average fleet size. The increase from the fourth quarter of 2017 was in spite of two fewer billing days in the first quarter of 2018.

Direct container expense decreased $6.0 million and $1.1 million, compared to the first and fourth quarter of 2017, respectively, mostly due to lower storage costs resulting from higher average utilization and lower repositioning expense in 2018.

Depreciation expense decreased $4.3 million, compared to the first quarter of 2017, primarily due to an increase in future residual values used to compute depreciation expense on each of our three primary dry container types effective July 1, 2017. Depreciation expense increased $0.9 million, compared to the fourth quarter of 2017, in line with fleet growth.

Container impairment decreased $3.0 million and $0.8 million, compared to the first and fourth quarter of 2017, respectively, mostly due to a decrease in the write down of containers held for sale to their estimated fair value as resale prices improved.

Interest expense increased by $2.7 million and $2.5 million, compared to the first and fourth quarter of 2017, respectively, mostly due to higher borrowing costs resulting from higher interest rates, a higher average debt balance, and a higher ratio of fixed rate debt. Partially offsetting this increase, realized gains on interest rate swaps, collars and caps, net, increased by $2.3 million and $0.9 million compared to the first and fourth quarter of 2017, respectively, due to higher rates.

Outlook

“We remain very optimistic as we look towards the summer months.  In the build up to Lunar New Year, we leased out more than 100,000 TEU of new equipment. We were pleasantly surprised to see a continuation of bookings and limited container returns post Lunar New Year. Lease outs this year have been at attractive cash-on-cash yields with average maturities approaching 7 years,” commented Mr. Brewer.  “We expect lease-out demand to increase further in the coming weeks.

“The IMF is projecting world GDP growth of 3.9%.  Idle container ship capacity currently stands at a very low level and leading ports around the world continue to report strong throughput volume.  The cash-on-cash returns on recent lease-out deals have improved compared to a few weeks ago.  Manufacturing prices are expected to remain stable or strengthen in the coming weeks. With stable or increasing new container prices and limited sales inventory, resale prices should hold at the current high levels.  We remain among the top buyers of new containers this year and are ideally positioned to take advantage of the increase in demand as we move into the traditional peak season. This quarter marked a good start to the year. We expect to see further growth and continued improvement in our financial performance.” concluded Mr. Brewer.

Investors’ Conference Call and Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, May 8, 2018 to discuss Textainer’s first quarter 2018 results. An archive of the Webcast will be available one hour after the live call through May 7, 2019. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 46800713. To access the live Webcast or archive, please visit Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with 3.3 million TEU in our owned and managed fleet. We lease containers to approximately 300 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than

130,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and more than 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) expecting lease-out demand to increase in the coming weeks; (ii) expecting manufacturing prices to remain stable or strengthen; (iii) expecting resale prices to hold at current high levels; (iv) being position to take advantage of the increased demand; and (v) expecting further growth and improvement in financial performance. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2018.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

Three Months Ended March 31, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2018		2017
Revenues:
Lease rental income		$120,222		$107,617
Management fees		3,988		3,222
Trading container sales proceeds		2,401		1,800
Gain on sale of containers, net		6,627		4,048
Total revenues		133,238		116,687
Operating expenses:
Direct container expense		13,696		19,659
Cost of trading containers sold		2,105		1,289
Depreciation expense		56,334		60,608
Container impairment		832		3,811
Amortization expense		1,822		948
General and administrative expense		8,104		7,345
Short-term incentive compensation expense		938		1,360
Long-term incentive compensation expense		1,358		1,376
Bad debt (benefit) expense, net		(607)		252
Total operating expenses		84,582		96,648
Income from operations		48,656		20,039
Other (expense) income:
Interest expense		(31,619)		(28,913)
Interest income		303		128
Realized gains (losses) on interest rate swaps, collars and caps, net		1,184		(1,162)
Unrealized gains on interest rate swaps, collars and caps, net		2,263		2,294
Other, net		2		(14)
Net other expense		(27,867)		(27,667)
Income (loss) before income tax and noncontrolling interests		20,789		(7,628)
Income tax expense		(560)		(447)
Net income (loss)		20,229		(8,075)
Less: Net (income) loss attributable to the noncontrolling interests	(1,511)		1,101
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$18,718		$(6,974)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.33		$(0.12)
Diluted	$0.33		$(0.12)
Weighted average shares outstanding (in thousands):
Basic	57,099		56,790
Diluted	57,530		56,790
Other comprehensive income (loss):
Foreign currency translation adjustments		106		32
Comprehensive income (loss)		20,335		(8,043)
Comprehensive (income) loss attributable to the noncontrolling interests		(1,511)		1,101
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders		$18,824		$(6,942)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2018 and December 31, 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$180,685	$137,894
Accounts receivable, net of allowance for doubtful accounts of $5,001 and $5,775, respectively	85,654	78,312
Net investment in direct financing and sales-type leases	57,186	56,959
Trading containers	9,445	10,752
Containers held for sale	26,011	22,089
Prepaid expenses and other current assets	12,957	12,243
Insurance receivable	14,922	15,909
Due from affiliates, net	1,323	1,134
Total current assets	388,183	335,292
Restricted cash	91,985	99,675
Containers, net of accumulated depreciation of $1,209,766 and $1,172,355, respectively	3,968,240	3,791,610
Net investment in direct financing and sales-type leases	126,399	125,665
Fixed assets, net of accumulated depreciation of $11,040 and $10,788, respectively	2,155	2,151
Intangible assets, net of accumulated amortization of $41,534 and $44,279, respectively	9,283	11,105
Interest rate swaps, collars and caps	10,020	7,787
Deferred taxes	1,569	1,563
Other assets	5,137	5,494
Total assets	$4,602,971	$4,380,342
Liabilities and Equity
Current liabilities:
Accounts payable	$6,822	$6,867
Accrued expenses	10,751	13,365
Container contracts payable	158,793	131,087
Other liabilities	228	235
Due to owners, net	6,523	11,131
Debt, net of unamortized deferred financing costs of $6,278 and $3,989, respectively	243,703	233,681
Total current liabilities	426,820	396,366
Debt, net of unamortized deferred financing costs of $18,628 and $20,045, respectively	2,926,440	2,756,627
Interest rate swaps, collars and caps	51	81
Income tax payable	9,184	9,081
Deferred taxes	6,359	5,881
Other liabilities	1,971	2,024
Total liabilities	3,370,825	3,170,060
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,729,249 shares issued and 57,099,249 shares outstanding at 2018; 57,727,220 shares issued and 57,097,220 shares outstanding at 2017	578	578
Additional paid-in capital	399,350	397,821
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive loss	(203)	(309)
Retained earnings	782,319	763,601
Total Textainer Group Holdings Limited shareholders’ equity	1,172,895	1,152,542
Noncontrolling interests	59,251	57,740
Total equity	1,232,146	1,210,282
Total liabilities and equity	$4,602,971	$4,380,342

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017 (a)
Cash flows from operating activities:
Net income (loss)	$20,229	$(8,075)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	56,334	60,608
Container impairment	832	3,811
Bad debt (recovery) expense, net	(607)	252
Unrealized gains on interest rate swaps, collars and caps, net	(2,263)	(2,294)
Amortization of unamortized deferred debt issuance costs and accretion of bond discount	2,213	4,639
Amortization of intangible assets	1,822	948
Gain on sale of containers, net	(6,627)	(4,048)
Share-based compensation expense	1,504	1,597
Changes in operating assets and liabilities	(8,339)	(10,743)
Total adjustments	44,869	54,770
Net cash provided by operating activities	65,098	46,695
Cash flows from investing activities:
Purchase of containers and fixed assets	(253,619)	(8,898)
Proceeds from sale of containers and fixed assets	32,639	31,741
Receipt of payments on direct financing and sales-type leases, net of income earned	12,893	17,616
Net cash (used in) provided by investing activities	(208,087)	40,459
Cash flows from financing activities:
Proceeds from debt	714,000	30,000
Principal payments on debt	(533,367)	(88,976)
Debt issuance costs	(2,674)	(7,480)
Issuance of common shares upon exercise of share options	25	—
Net cash provided by (used in) financing activities	177,984	(66,456)
Effect of exchange rate changes	106	32
Net increase in cash, cash equivalents and restricted cash	35,101	20,730
Cash, cash equivalents and restricted cash, beginning of the year	237,569	142,123
Cash, cash equivalents and restricted cash, end of the period	$272,670	$162,853

(a) Certain amounts for the three months ended March 31, 2017 have been restated for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments and Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The Company adopted ASU 2016-15 and ASU 2016-18 on April 1, 2017.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended March 31, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months and years ended March 31, 2018 and 2017, including:

(a)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized (gains) losses on interest rate swaps, collars and caps, net, unrealized gains on interest rate swaps, collars and caps, net, income tax (expense) benefit, net income (loss) attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (loss) (defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before the unrealized gains on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax (expense) benefit and net income (loss) attributable to the NCI); and

(d)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income (loss) per diluted common share (defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the unrealized gains on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax (expense) benefit and net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income (loss), income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income (loss) may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized gains will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income (loss) per diluted common share are useful in evaluating our operating performance because unrealized gains on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income (loss) or adjusted net income (loss) per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended
	March 31,
	2018	2017
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted net income (loss):
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$18,718	$(6,974)
Adjustments:
Unrealized gains on interest rate swaps, collars and caps, net	(2,263)	(2,294)
Impact of reconciling items on income tax expense	22	38
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	531	163
Adjusted net income (loss)	$17,008	$(9,067)
Reconciliation of adjusted net income (loss) per diluted common share:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.33	$(0.12)
Adjustments:
Unrealized gains on interest rate swaps, collars and caps, net	(0.04)	(0.04)
Impact of reconciling items on income tax expense	—	—
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	0.01	—
Adjusted net income (loss) per diluted common share	$0.30	$(0.16)

	Three Months Ended
	March 31,
	2018	2017
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$18,718	$(6,974)
Adjustments:
Interest income	(303)	(128)
Interest expense	31,619	28,913
Realized (gains) losses on interest rate swaps, collars and caps, net	(1,184)	1,162
Unrealized gains on interest rate swaps, collars and caps, net	(2,263)	(2,294)
Income tax expense	560	447
Net income (loss) attributable to the noncontrolling interests	1,511	(1,101)
Depreciation expense	56,334	60,608
Container impairment	832	3,811
Amortization expense	1,822	948
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	(2,393)	(3,280)
Adjusted EBITDA	$105,253	$82,112
Net cash provided by operating activities	$65,098	$46,695
Adjustments:
Bad debt (recovery) expense, net	607	(252)
Amortization of unamortized deferred debt issuance costs and accretion of bond discount	(2,213)	(4,639)
Gain on sale of containers, net	6,627	4,048
Share-based compensation expense	(1,504)	(1,597)
Interest income	(303)	(128)
Interest expense	31,619	28,913
Realized (gains) losses on interest rate swaps, collars and caps, net	(1,184)	1,162
Income tax expense	560	447
Changes in operating assets and liabilities	8,339	10,743
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	(2,393)	(3,280)
Adjusted EBITDA	$105,253	$82,112

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2018

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer